[AIG Letterhead]
April 8, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on April 1, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated April 5, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed on April 1, 2010 (Form 8-K). This letter sets forth AIG’s responses to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
1.	We note that your Form 8-K does not provide a statement to the effect that information required by Item 5.02(d)(3) or Item 5.02(d)(4) of Form 8-K was not determined or unavailable at the time of the filing of the Form 8-K. Supplementally, please confirm that you will file an amendment to this Form 8-K within four business days after the information required by Item 5.02(d)(3) or Item 5.02(d)(4) is determined or becomes available. See Instruction 2 to Item 5.02 of Form 8-K.
AIG Response:
As discussed in the Form 8-K, the two directors were elected by the United States Department of the Treasury and not by the Board of Directors (Board) of AIG. The recommendation of directors for committee assignment is made to the

Board by the Nominating and Corporate Governance Committee (NCGC). As of the election of Messrs. Layton and Rittenmeyer to the Board, the NCGC had not yet met to consider which, if any, Board committees Messrs. Layton and Rittenmeyer should join. Because no committee assignments were contemplated at the time of Messrs. Layton’s and Rittenmeyer’s election, no further amendment of the Form 8-K is required to reflect subsequent committee assignments. See Division of Corporation Finance Compliance and Disclosure Interpretations: Exchange Act Form 8-K, Question 217.07.
Based on the information provided to AIG in connection with the election of Messrs. Layton and Rittenmeyer to the Board, Item 5.02(d)(4) was inapplicable to the Form 8-K because, at the time of the disclosure, there was no information required to be disclosed by Item 404(a) of Regulation S-K.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel